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                          August 15, 2023

       Joseph DeVivo
       President and Chief Executive Officer
       Butterfly Network, Inc.
       1600 District Avenue
       Burlington, MA 01803

                                                        Re: Butterfly Network,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 8,
2023
                                                            File No. 333-273811

       Dear Joseph DeVivo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Gabriela
Morales-Rivera, Esq.